SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.     )*

Radius Health, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)

750469 108
(CUSIP Number)

Morag Law Devon House, 3rd Floor 12-15 Dartmouth Street London SW1H 9BL United Kingdom Tel: (01144) 20 7654 5853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS F2 Bioscience IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,849,225(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,849,225(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,225(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)       The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 76.4%.

1	NAMES OF REPORTING PERSONS F2 Bioscience IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,849,225(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,849,225(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,225(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)      Consists of 2,849,225 shares of Common Stock, consisting of the shares owned by F2 Bioscience IV L.P. (“F2 IV”).  The Reporting Person is the General Partner of F2 IV.  F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 IV’s shares of Common Stock. As a result, F2 IV may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 76.4%.

1	NAMES OF REPORTING PERSONS F2 Bio Ventures V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,383,913(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,383,913(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,913(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)       The Reporting Person is party to certain agreements with the other Reporting Persons referenced in this Schedule 13D and with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 61.1%.

1	NAMES OF REPORTING PERSONS F2 Bio Ventures GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,383,913(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,383,913(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,913(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)       Consists of 1,383,913 shares of Common Stock, consisting of the shares owned by F2 Bio Ventures V L.P. (“F2 V”).  The Reporting Person is the General Partner of F2 V.  F2 V is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 V’s shares of Common Stock. As a result, F2 V may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 61.1%.

1	NAMES OF REPORTING PERSONS Globeways Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER [1,383,913](1)
	8	SHARED VOTING POWER [6,919,563](2)

(1)      Consists of 1,383,913 shares owned by F2 V.   The Reporting Person is the sole member of F2 Bio Ventures GP Ltd. (F2 V GP”), the General Partner of F2 V.  F2 V is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 V’s shares of Common Stock. As a result, F2 V may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(2)      Consists of (i) 2,849,225 shares owned by F2 IV, and (ii) 4,070,338 shares owned by F2 Biosciences III L.P.  The Reporting Person is a member of each F2 Bioscience GP IV Ltd. (“F2 IV GP”), the General Partner of F2 IV, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.    F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of F2 IV’s shares of Common Stock. As a result, F2 IV may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

(3)      Consists of (i) 1,383,913 shares owned by F2 V, (ii) 2,849,225 shares owned by F2 IV, and (iii) 4,070,338 shares owned by F2 Biosciences III L.P.    The Reporting Person is the sole member of F2 V GP, the General Partner of F2 V.   The Reporting Person is a member of each F2 IV GP , the General Partner of F2 IV, and of F2 Bioscience GP III Ltd., the General Partner of F2 Bioscience III L.P.   Each of F2 V and F2 IV is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of each of F2 V and F2 IV’s shares of Common Stock. As a result, each of F2 V and F2 IV may be deemed to be membera of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Such group may be deemed to also include the Reporting Person based on its relationship with F2 V or F2 IV.  Except as noted, shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.4%.

REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER [1,383,913](1)
	10	SHARED DISPOSITIVE POWER [6,919,563](2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [8,303,476](3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.1%(3)
14	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer

This Schedule 13D is filed by the Reporting Persons (as hereinafter defined) with respect to the Common Stock, $.0001 par value (the “Common Stock”), of Radius Health, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 201 Broadway, 6th floor, Cambridge, Massachusetts 02139.

Item 2.  Identity and Background.

Each of the following is individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

F2 Bioscience IV L.P.
F2 Bioscience IV GP Ltd.
F2 Bio Ventures V L.P.
F2 Bio Ventures GP Ltd.
Globeways Holdings Ltd

The address, the present principal occupation or employment, and the state of citizenship or organization for each of the Reporting Persons can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the

“Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of Common Stock and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock is convertible into ten (10) shares of the Common Stock.

Following the Merger, on May 17, 2011, the Issuer’s Board of Directors approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of Series A-1 Stock to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 700,098 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,750,248 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “Series B Securities”).  Such Series B Securities were issued in connection with the consummation of the Initial Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,000,019.16.  The issuance of the Series B Securities resulted in an adjustment to the conversion price (the “Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.612.  Accordingly, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.696 shares of Common Stock.  F2 Bioscience III L.P., an entity affiliated with Globeways, purchased (i) 325,627 shares of the Series B Shares and (ii) a warrant to purchase 814,068 shares of Common Stock (the “F2 2013 Warrant”) for an aggregate price of $20,000,010.34 at the Initial Closing.  The source of the funds for such purchase was working capital of F2.

On February 14, 2014 (the “Initial Closing Date”), the Issuer entered into that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B-2 Purchase Agreement”), dated as of  February 14, 2014, with the investors referenced therein (the “Series B-2 Investors”), pursuant to the terms of which the Issuer issued to the Series B-2 Investors in three closings (i) an aggregate of 417,615 shares (the “Series B-2 Shares”) of its Series B-2 Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,046,707 shares of Common Stock (the “Warrants” and together with the Series B-2 Shares, the “Series B-2 Securities”).  Such Series B-2 Securities were issued in two closings in connection with the consummation of the Initial Closing contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of approximately $26 million.  F2 IV and F2 V purchased (i) an aggregate of 338,651 shares of the Series B-2 Shares and (ii) warrants to purchase 846,628 shares of Common Stock (the “F2 2014 Warrants”) for an aggregate price of approximately $20,799,944 at the Initial Closing.  The source of the funds for such purchase was working capital of each of F2 IV and F2 V.

Following the Merger, the Short-Form Merger, the Anti-Dilution Adjustment, purchase and sale of the Issuer’s Preferred Stock, and assuming the conversion of all issued and outstanding shares of Preferred Stock of the Issuer, warrants and options, each of the Reporting Persons owns the shares noted next to the name of such Reporting Person in Schedule C attached hereto.

Item 4.  Purpose of the Transaction.

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.

In the aggregate, the Reporting Persons disclosed in Item 2 together own 8,303,476 shares of Common Stock issuable upon conversion of (i) all shares of Preferred Stock, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclosed in Item 2 disclaim beneficial ownership, (ii) the F2 2013 Warrant, and (iii) the F2 2014 Warrants.  In the aggregate, such shares, excluding for purposes of calculation shares held by any of the Separately Filing Group Members, constitute 20.1% of the Common Stock (calculated on an as-converted basis).

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the F2 Entities is a party to the Fourth Amended and Restated Stockholders’ Agreement, dated February 14, 2014, among the Issuer and the stockholders party thereto (the “Restated Stockholders’ Agreement”), which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 and incorporated by reference herein.  The Restated Stockholders’ Agreement amends and restates that certain Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, among the Company and the stockholder parties thereto.

F2 IV is a party to an Investment Advisory Agreement, dated November 22, 2013 (to be filed by amendment).    F2 V is a party to an Investment Advisory Agreement, dated February 10, 2014, which is attached as Exhibit 8 hereto and incorporated by reference herein

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated February 24, 2014, by and among the Reporting Persons

2	Agreement and Plan of Merger, dated April 25, 2011*

3	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of April 25, 2011, among the Issuer and the investors referenced therein, as amended**

4	Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of April 23, 2013, among the Issuer and the investors referenced therein***

5	Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2014, among the Issuer and the investors referenced therein****

6	Fourth Amended and Restated Stockholders’ Agreement dated February 14, 2014, by and among the Issuer and the stockholders party thereto****

7	Power of Attorney relating to F2 Bioscience IV L.P., F2 Bio Ventures V L.P., F2 Bioscience IV GP Ltd, F2 Bio Ventures GP Ltd., and Globeways Holdings Ltd

*	Incorporated by reference from the Issuer’s Current Report on Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**	Incorporated by reference from the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 7, 2011.

***	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013.

****	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2014

F2 BIOSCIENCE IV L.P. By: F2 Bioscience IV GP Ltd., its general partner
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

Signature Page to 13D

F2 BIOSCIENCE IV GP LTD.
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

Signature Page to 13D

F2 BIO VENTURES V L.P. By: F2 Bio Ventures GP Ltd., its general partner
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

Signature Page to 13D

F2 BIO VENTURES GP LTD.
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

Signature Page to 13D

GLOBEWAYS HOLDINGS LTD
By: /s/ Morag Law as Attorney in Fact under Power of Attorney Name: Morag Law Title: Authorised Signatory

Signature Page to 13D

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION
F2 Bioscience IV L.P.	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Identifying, making and realizing investments	Cayman Islands
F2 Bioscience IV GP Ltd	Ugland House South Church Street P.O. Box 309 George Town KY1-1104 Grand Cayman, Cayman Islands	Investment management	Cayman Islands
F2 Bio Ventures V L.P.	Kingston Chambers P.O. Box 173 Road Town VG1110 Tortola, British Virgin Islands	Identifying, making and realizing investments	British Virgin Islands
F2 Bio Ventures GP Ltd.	Kingston Chambers P.O. Box 173 Road Town VG1110 Tortola, British Virgin Islands	Investment management	British Virgin Islands
Globeways Holdings Ltd	3rd Floor, Geneve Place, Waterfront Drive PO Box 3175 Road Town Tortola, British Virgin Islands	Investment management	British Virgin Islands

Schedule B

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Beneficial Ownership	Voting % of Outstanding Shares
MPM Bioventures III L.P.	381,279	30.9%	1.0%
MPM Bioventures III-QP, L.P.	5,670,881	87.0%	14.3%
MPM Bioventures III GMBH & Co. Beteiligungs KG	479,246	36.0%	1.2%
MPM Bioventures III Parallel Fund, L.P.	171,219	16.8%	0.4%
MPM Asset Management Investors 2003 BVIII LLC	109,756	11.4%	0.3%
MPM Bio IV NVS Strategic Fund, L.P.	3,975,568	82.5%	10.0%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,129,509	78.1%	7.9%
HealthCare Ventures VII, L.P.	2,492,702	75.8%	6.3%
OBP IV -- Holdings LLC	2,003,242	69.9%	5.1%
mRNA II - Holdings LLC	20,069	2.2%	0.1%
BB Biotech Ventures II, L.P.	2,517,033	74.9%	6.3%
Scottish Widows (Healthcare PE)	834,511	48.7%	2.1%
Raymond F. Schinazi	63,934	7.4%	0.2%
David E. Thompson Revocable Trust	22,604	2.5%	0.1%
H.Watt Gregory, III	15,280	1.7%*	0.0%
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	8,177	0.9%	0.0%
The Breining Family Trust Dated August 15, 2003	4,659	0.5%	0.0%
Dr. Dennis A. Carson	533	0.1%	0.0%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%
Nordic Bioscience Clinical Development VII A/A	5,025,540	85.1%	12.7%
Brookside Capital Partners Fund, L.P.	2,153,834	72.8%	5.4%
Biotech Growth N.V.	2,967,894	79.3%	7.5%
Ipsen Pharma SAS	188,998	17.7%	0.5%
F2 Biosciences III L.P.	3,256,270	82.2%	8.2%
F2 Biosciences IV L.P.	2,279,380	76.4%	5.7%
F2 Bio Ventures V L.P.	1,107,130	61.1%	2.8%
Stavros C. Manolagas	91,040	10.4%	0.2%
Michael Rosenblatt	44,803	5.1%	0.1%
Patricia Rosenblatt	43,028	4.89%	0.1%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05	20,291	4.8%	0.1%
John Thomas Potts MD	48,942	5.6%**	0.1%
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	4.6%	0.1%
John A. Katzenellenbogen PhD	15,627	1.8%	0.0%
Bart Henderson	30,468	3.5%	0.1%
Board of Trustees of the University of Arkansas	17,333	2.0%	0.0%
Ben Lane	8,125	0.9%	0.0%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.6%	0.0%
H2 Enterprises, LLC	5,124	0.6%	0.0%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.9%	0.0%
Stavroula Kousteni, Ph.D.	421	0.0%	0.0%
Robert L. Jilka, Ph.D.	572	0.1%	0.0%
Robert S. Weinstein, M.D.	421	0.0%	0.0%
Teresita M. Bellido, Ph.D.	234	0.0%	0.0%
Chris Glass	1,332	0.2%	0.0%
Dotty McIntyre, RA	891	0.1%	0.0%
Thomas E. Sparks, Jr.	883	0.1%	0.0%
Sam Ho	833	0.1%	0.0%
O'Brien Living Trust	140	0.0%	0.0%
Alwyn Michael Parfitt, M.D.	280	0.0%	0.0%
Barry Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen, Ph.D.	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Julie Glowacki, Ph.D.	93	0.0%	0.0%
Socrates E. Papapoulos, M.D.	93	0.0%	0.0%
Tonya D. Smith	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.3%	0.0%
Guerriero, Jonathan	14,666	1.7%	0.0%
Grunwald, Maria	13,634	1.6%	0.0%
Sullivan, Kelly	937	0.1%	0.0%
Welch, Kathy	9,050	1.0%	0.0%
Richard Lyttle	66,666	47.9%***	1.9%
Louis O'Dea	193,087	22.0%	0.5%
Brian Nicholas Harvey	30,000	21.6%****	0.6%
Christopher Miller	63,853	7.3%	0.2%

* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 23,048 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.

*** Calculation of beneficial ownership percentage includes 680,317 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.

**** Calculation of beneficial ownership percentage includes 203,432 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.

(1) All references to the number of shares outstanding are based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed by the Issuer to the Reporting Persons.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience IV L.P.
2,849,225 shares of Common Stock, which are issuable to this Reporting Person upon the conversion of 227,938 shares of Issuer Series B-2 Preferred Stock and a warrant to purchase 569,845 shares of Issuer Common Stock

F2 Bioscience IV GP Ltd	2,849,225 shares of Common Stock, consisting of the shares owned by F2 Bioscience IV L.P.
F2 Bio Ventures V L.P.
1,383,913 shares of Common Stock, which are issuable to this Reporting Person upon the conversion of 110,713 shares of Issuer Series B-2 Preferred Stock and a warrant to purchase 276,783 shares of Issuer Common Stock.

F2 Bio Ventures GP Ltd.	1,383,913 shares of Common Stock, consisting of the shares owned by F2 Bio Ventures V L.P.
Globeways Holdings Ltd
8,303,476 shares of Common Stock, consisting of (i) 2,849,225 shares owned by F2 Bioscience IV L.P., (ii) 1,383,913 shares owned by F2 Bio Ventures V L.P., and (iii) 4,070,338 shares owned by F2 Biosciences III L.P.